SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)

AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

SL Green Realty Corporation

(Name of Issuer)

Common Stock

(Title of Classes of Securities)

78440X101

(CUSIP Numbers)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

:X Rule 13d 1(b)
: Rule 13d 1(c)
Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78440X101

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                 Invesco Ltd.
IRS # 980557567

Invesco PowerShares Capital Management LLC

Invesco Institutional (N.A.), Inc.

Invesco PowerShares Capital Management Ireland Ltd.

Invesco Management S.A.

Invesco Global Asset Management (N.A.), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

Invesco Ltd. - Bermuda

Invesco PowerShares Capital Management LLC – US

Invesco Institutional (N.A.), Inc. – US

Invesco PowerShares Capital Management Ireland Ltd. – Ireland

Invesco Management S.A. – Luxembourg

Invesco Global Asset Management (N.A.), Inc. – US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

Invesco PowerShares Capital Management LLC – 1,816

Invesco PowerShares Capital Management Ireland Ltd. – 37

Invesco Management S.A. – 1,800

Invesco Institutional (N.A.), Inc. – 1,976,171

	6	SHARED VOTING POWER Invesco Institutional (N.A.), Inc. – 26,200
7

SOLE DISPOSITIVE POWER

Invesco PowerShares Capital Management LLC – 1,816

Invesco PowerShares Capital Management Ireland Ltd. – 37

Invesco Management S.A. – 1,800

Invesco Global Asset Management (N.A.), Inc. – 67,061

Invesco Institutional (N.A.), Inc. – 2,608,971

	8	SHARED DISPOSITIVE POWER Invesco Institutional (N.A.), Inc. – 15,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%

12	TYPE OF REPORTING PERSON* IA, HC. See Items 2 and 3 of this statement

Item 1(a). Name of Issuer:

SL Green Realty Corporation

(b). Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue; New York, NY 10170; United States

Item 2(a). Name of Person Filing:

Invesco Ltd.

In accordance with Securities and Exchange Commission Release

No. 34-39538 (January 12, 1998), this statement on Schedule

13G or amendment thereto is being filed by Invesco Ltd.

("Invesco"), a Bermuda Company, on behalf of itself and its

subsidiaries listed in Item 4 of the cover of this statement

Invesco through such subsidiaries provides investment

management services to institutional and individual investors worldwide.

Executive officers and directors of Invesco or its

subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and

its subsidiaries disclaim beneficial ownership of Shares

beneficially owned by any of their executive officers and

directors. Each of Invesco’s direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially

owned by Invesco and any other subsidiary.

(b). Address of Principal Business Office or, if none, residence of filing person:

1555 Peachtree Street NE; Atlanta, GA 30309; United States

(c). Citizenship of filing person:

See the response to Item 2(a) of this statement

(d). Title of Classes of Securities:

Common Stock .01 par value per share

(e). CUSIP Numbers:

78440X101

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or

240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

As noted in Item 2 above, Invesco is making this filing on

behalf of its subsidiaries listed herein. Each of these

entities is either an investment adviser registered with the

United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding

company.

Item 4. Ownership:

Please see responses to Items 5-8 on the cover of this

statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

reported on By the Parent Holding Company:

Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of a Group:

N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not

acquired and are not held for the purpose of or with the

effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in

connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

02/09/2009

Date

Invesco Ltd.

By: /s/ Lisa Brinkley

Lisa Brinkley

Global Compliance Director